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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

                           --------------------------


                               LENNAR CORPORATION
                                (Name of Issuer)

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                 CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

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                                    526057302
                                 (Cusip Number)

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                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                 APRIL 22, 2003
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].

                                Page 1 of 7 Pages
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CUSIP No.526057302                     13D                     Page 2 of 7 Pages
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    1.       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             STUART A. MILLER
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    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
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    3.       SEC USE ONLY
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    4.       SOURCES OF FUNDS

             NOT APPLICABLE
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    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [ ]
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    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             US
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       NUMBER OF        7.  SOLE VOTING POWER
         UNITS              10,682,839
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      BENEFICIALLY      8.  SHARED VOTING POWER
        OWNED BY
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          EACH          9.  SOLE DISPOSITIVE POWER
       REPORTING            10,682,839
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      PERSON WITH       10. SHARED DISPOSITIVE POWER

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    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,682,839
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    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
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    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             65.9%
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    14.      TYPE OF REPORTING PERSON

             IN
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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to Class B common stock, par value $.10 per share, of Lennar Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 700 N.W. 107th Avenue, Miami, Florida 33172.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The person filing this Statement is Stuart A. Miller. Mr. Miller's business address is 700 N.W. 107th Avenue, Miami, Florida 33172. His principal occupation is as President, and principal executive officer, of the Company. In addition, he is the Chairman of the Board of LNR Property Corporation.

         Stuart Miller is the sole trustee of Marital Trust I ("Marital Trust I") created under the Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001 (the "Leonard Miller Marital Trust Agreement"). Marital Trust I is the beneficial owner of all the voting stock of LMM Family Corp., a Delaware corporation, which is the sole general partner of LMM Family Partnership, L.P. Stuart Miller is the sole officer and the sole director of LMM Family Corp.

         (d)-(e) Stuart Miller has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The event by which Stuart Miller became the beneficial owner of more than 5% of the Company's Class B common stock was the death of Leonard Miller on July 28, 2002. Upon Leonard Miller's death, beneficial ownership of LMM Family Corp., the sole general partner of LMM Family Partnership, L.P., was transferred to Marital Trust I, of which Stuart Miller is the sole trustee. Shortly after that, Stuart Miller became the sole officer and sole director of LMM Family Corp. As a result of this, Stuart Miller became the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, of the shares of the Company owned by LMM Family Partnership, L.P. No funds or other consideration were involved in Mr. Miller's becoming the beneficial owner of those shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Stuart Miller's becoming the beneficial owner of more than 5% of the outstanding Class B common stock of the Company resulted from the death of Leonard Miller, not from a transaction.

         Stuart Miller holds options which were granted to him as an employee of the Company. He may from time to time exercise those options or sell shares acquired upon exercise of those options or other shares of common stock of the Company which he owns.

         In his capacity as principal executive officer of the Company, Stuart Miller constantly considers possible acquisitions of businesses or assets by the Company and its subsidiaries. He also considers the possibility of the Company's raising funds by selling equity or debt securities. In addition, the Company's Board of Directors has authorized the Company to repurchase its stock from time to time, and in his capacity as President of the Company, Stuart Miller from time to time considers factors that may cause the Company to purchase shares in accordance with that authorization.


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         Because of the death of Leonard Miller, and in order to comply with requirements of new New York Stock Exchange rules and requirements of the Sarbanes-Oxley Act of 2002, it is possible that new directors will be added to the Company's Board of Directors.

         Except as described above, Stuart Miller has no plans or proposals which would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) On April 21, 2003, the Company distributed to the holders of record of its stock at the close of business on April 9, 2003, one share of Class B common stock for each ten shares of Class A common stock or Class B common stock held at that time.

         Stuart Miller is the sole trustee of Marital Trust I. Marital Trust I is the beneficial owner of all the outstanding voting shares of LMM Family Corp. LMM Family Corp. is the sole general partner of both (i) The Miller Charitable Fund, L.P., which is the beneficial owner of 297,330 shares of Class B common stock of the Company, and (ii) LMM Family Partnership, L.P. which is the beneficial owner of 10,341,827 shares of Class B common stock of the Company. As the sole general partner, LMM Family Corp. has the power to cause either or both of The Miller Charitable Fund, L.P. or LMM Family Partnership, L.P. to vote, or to dispose of, securities which that entity beneficially owns. Therefore, in his capacity as trustee of Marital Trust I and as the sole officer and sole director of LMM Family Corp., Stuart Miller has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the

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disposition, of the 297,330 shares of Class B common stock of the Company beneficially owned by The Miller Charitable Fund, L.P. and the 10,341,827 shares of Class B common stock of the Company beneficially owned by LMM Family Partnership, L.P. In addition, Stuart Miller owns 306,181 shares of Class A common stock of the Company and 40,518 shares of Class B common stock of the Company and holds options that are, or within 60 days will become, exercisable, which entitle him to purchase up to 31,645 shares of Class A common stock and 3,164 shares of Class B common stock of the Company (as well as options that will not become exercisable within 60 days which will entitle him to purchase up to an additional 268,000 shares of Class A common stock and 26,800 shares of Class B common stock).

         In view of what is said above, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, Stuart Miller is the beneficial owner of a total of 10,682,839 shares of Class B common stock of the Company. Based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended February 28, 2003, as adjusted to take into account the Company's distribution of Class B common stock on April 21, 2003, the shares of Class B common stock of which Stuart Miller is the beneficial owner constitute 65.9% of the outstanding shares of Class B common stock.

         Each share of Class B common stock entitles the holder to cast 10 votes, while each share of Class A common stock entitles the holder to cast one vote. Therefore, the 10,639,157 shares of Class B common stock which Stuart Miller, as trustee of Marital Trust I, has the power to vote, together with the 306,181 shares of Class A common stock and 40,518 shares of Class B common stock which he owns, entitle him to cast a total of 107,102,931 votes, which is 49.3% of all the votes which may be cast at a meeting of the Company's stockholders.

          (c) During the past sixty days, Stuart Miller has not engaged in any transactions in the Company's Class B common stock. However, on April 21, 2003, the Company distributed one share of Class B common stock to the holders of each ten shares of Class A common stock or Class B common stock that was outstanding at the close of business on April 9, 2003. As a result of that distribution, LMM Family Partnership, L.P. received 940,166 shares, The Miller Charitable Fund, L.P. received 27,030 shares, and Stuart Miller received directly 30,618 shares, of Class B common stock. In addition, as a result of the distribution, Stuart Miller became entitled to receive 3,164 shares of Class B common stock upon exercise of stock options that are, or will become, exercisable within 60 days (as well as an additional 26,800 shares of Class B common stock on exercise of options that will not become exercisable within 60 days).

         (d) Susan Miller is the income beneficiary, with limited rights to withdraw principal, of Marital Trust I and of Marital Trust II created under the Leonard Miller Revocable Trust and is the settlor and income beneficiary of the Susan Miller Revocable Trust. Marital Trust II and the Susan Miller Revocable Trust each owns directly or indirectly limited partner interests in LMM Family Partnership, L.P. and The Miller Charitable Fund, L.P.

         Stuart Miller, Leslie Saiontz (Stuart Miller's sister) and Jeffrey Miller (Stuart Miller's brother) and their living descendents are income beneficiaries, with in some instances limited rights with regard to principal, of trusts which own directly or indirectly limited partner interests in LMM Family Partnership, L.P. and The Miller Charitable Fund, L.P.

         LMM Family Partnership, L.P. is the beneficial owner of 10,341,827 shares of Class B common stock of the Company. The Miller Charitable Fund, L.P. is the beneficial owner of 297,330 shares of Class B common stock.

         (e)      Not applicable.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         Stuart Miller, as trustee of Marital Trust I, has fiduciary obligations to the beneficiaries of that trust. However, no provision of the agreement creating Marital Trust I limits Mr. Miller's right to vote or direct the voting of, or to dispose or direct the disposition of, the common stock held by entities controlled by Marital Trust I.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - - Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 25, 2003



                                            /s/ Stuart A. Miller
                                           _____________________________________
                                           Stuart A. Miller


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